UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2025

Commission File Number: 001-40688

DRAGANFLY INC.

(Name of registrant)

235 103rd St. E.

Saskatoon, Saskatchewan, S7N 1Y8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.2 and Exhibit 99.3 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Draganfly Inc. (File No. 333-271498), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGANFLY INC.

Date: May 5, 2025	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release dated May 5, 2025

99.2	Underwriting Agreement dated May 2, 2025

99.3	Warrant Agency Agreement dated May 5, 2025